WESTWATER RESOURCES, INC.

July 6, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Westwater Resources, Inc.

Registration Statement on Form S-3 (File No. 333-257434)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Westwater Resources, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-257434) and declare the Registration Statement effective as of Thursday, July 8, 2021, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (303) 531-0481, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

Westwater Resources, Inc.

By: /s/ Jeffrey L. Vigil

Name: Jeffrey L. Vigil

Title: Vice President – Finance and Chief Financial Officer

cc: David R. Crandall, Hogan Lovells US LLP

6950 S. Potomac Street, Suite 300, Centennial, CO 80112        Phone 303.531.0516